P.E. 12/31/02



02011477

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Registrants

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For December, 2001

PROCESSED
FEB 0 8 2002
THOMSON
FINANCIAL

GRANITE MORTGAGES 01-2 PLC
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX, England
(Address of principal executive offices)

GRANITE FINANCE TRUSTEES LIMITED
(Translation of registrant's name into English)
22 Grenville Street, St Helier,
Jersey JE4 8PX, Channel Islands
(Address of principal executive offices)

GRANITE FINANCE FUNDING LIMITED
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F.....X....Form 40-F.............

Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No.......X...........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: _____
Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING
LIMITED

By: _____
Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES
LIMITED

By: _____
Name: R Gough

Title: Director

Date: January 23, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: _____
Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING
LIMITED

By:
Name: NIGEL C. BRADLEY

Title: Director

Date: January 23, 2002

GRANITE FINANCE TRUSTEES
LIMITED

By: _____
Name:

Title: Director

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By:

Name: L.D.C. Securitisation Director
No. 1 Limited by its authorized person
Clive Rakestrow for and on its behalf

Title: Director

Date: January 23, 2002

GRANITE FINANCE FUNDING
LIMITED

By:
Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES
LIMITED

By:
Name:

Title: Director

Date:

INVESTORS' MONTHLY REPORT

GRANITE Mortgages 01-2 PLC

Monthly Report re: Granite Finance Trustees Limited, Granite Mortgages 01-2 Plc and Granite Finance Funding Limited

Period 1 December 2001 - 31 December 2001

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure.
No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This
data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with
respect to the purchase or sale of any security. Reliance should not be placed on the information herein when
making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool	49,705
Current Balance	£3,171,375,912
Last Months Closing Trust Assets	£3,256,164,818
Funding share	£2,766,214,647
Funding Share Percentage	87.22%
Seller Share	£405,161,265
Seller Share Percentage	12.78%
Minimum Seller Share (Amount)	£63,784,165
Minimum Seller Share (% of Total)	2.01%

Arrears Analysis of Non Repossessed Mortgage Loans

	Number	Principal (£)	Arrears (£)	By Principal (%)
< 1 Month	49,444	3,155,846,780	0	99.51%
> = 1 < 3 Months	224	12,974,767	108,301	0.41%
> = 3 < 6 Months	32	2,184,094	64,295	0.07%
> = 6 < 9 Months	5	370,271	16,711	0.01%
> = 9 < 12 Months	0	0	0	0.00%
> = 12 Months	0	0	0	0.00%
Total	49,705	3,171,375,912	189,307	100.00%

Properties in Possession

	Number	Principal (£)	Arrears (£)
Total	1	16,747	378

Properties in Possession	1
Number Brought Forward	0
Repossessed	0
Sold	0
Number Carried Forward	0
Average Time from Possession to Sale	0
Average Arrears at Sale	£0
MIG Claims Submitted	0
MIG Claims Outstanding	0
Average Time from Claim to Payment	0

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

	Number	Principal (£)
Substituted this period	0	£0
Substituted to date (since 26 March 2001)	29,746	£1,990,277,142

CPR Analysis

	Monthly	Annualised
Current Month CPR Rate	2.67%	27.76%
Previous Month CPR Rate	2.75%	28.40%

Weighted Average Seasoning (by value) Months	33.11
Weighted Average Remaining Term (by value) Years	17.66
Average Loan Size	£63,804
Weighted Average LTV (by value)	72.50%

Product Breakdown

Fixed Rate (by balance)	41.00%
Flexible - Together (by balance)	12.88%
Variable (by balance)	46.12%
Tracker (by balance)	0.00%
Total	100.00%

Geographic Analysis

	Number	% of Total	Value (£)	% of Total
East Anglia	1,421	2.86%	88,164,250	2.78%
East Midlands	3,876	7.80%	219,142,076	6.91%
Greater London	7,538	15.17%	646,326,411	20.38%
North	8,519	17.14%	394,202,026	12.43%
North West	6,536	13.15%	363,122,542	11.45%
South East	8,702	17.51%	689,774,261	21.75%
South West	3,559	7.16%	229,924,754	7.25%
Wales	1,562	3.14%	85,310,012	2.69%
West Midlands	2,926	5.89%	177,914,189	5.61%
Yorkshire	5,066	10.19%	277,495,392	8.75%
Total	49,705	100%	3,171,375,912	100%

LTV Levels Breakdown

	Number	Value (£)	% of Total
< 10%	144	2,537,101	0.08%
> = 10% < 20%	666	21,565,356	0.68%
> = 20% < 30%	1,556	65,964,619	2.08%
> = 30% < 40%	2,570	134,466,339	4.24%
> = 40% < 50%	3,554	215,019,287	6.78%
> = 50% < 60%	4,891	320,943,242	10.12%
> = 60% < 70%	6,213	432,892,812	13.65%
> = 70% < 80%	8,037	571,799,077	18.03%
> = 80% < 90%	11,974	800,772,418	25.25%
> = 90% < 95%	10,006	600,024,323	18.92%
> = 95% < 100%	94	5,391,339	0.17%
> = 100%	0	0	0.00%
Total	49,705	3,171,375,912	100.00%

NR Current Existing Borrowers' SVR	5.85%
Effective Date of Change	1 December 2001

Notes   Granite Mortgages 01-2 plc

	Outstanding	Rating Moodys/S&P/Fitch	Reference Rate	Margin
Series 1				
A	$1,300,000,000	Aaa/AAA/AAA	2.81%	0.23%
B	$ 43,500,000	Aa3/AA/AA	2.98%	0.40%
C	$58,000,000	Baa2/BBB/BBB	3.96%	1.38%
Series 2				
A	£500,000,000	Aaa/AAA/AAA	4.76%	0.25%
B	£15,000,000	Aa3/AA/AA	4.93%	0.42%
C	£20,000,000	Baa2/BBB/BBB	5.91%	1.40%
D	£10,000,000	Ba2/BB+/BB+	9.12%	4.60%

Credit Enhancement

		% of Funding Share
Class B Notes (£ Equivalent)	£45,000,000	1.63%
Class C Notes (£ Equivalent)	£60,000,000	2.17%
Class D Notes	£10,000,000	0.36%

Granite Mortgages 01-2 Reserve Fund Requirement	£20,000,000	0.72%
Balance Brought Forward	£0	0.00%
Drawings this Period	£0	0.00%
Reserve Fund Top-up this Period*	£15,000,000	0.54%
Excess Spread	£0	0.00%
Current Balance	£15,000,000	0.54%

*Top-ups only occur at the end of each quarter.

Funding Reserve Balance	£4,122,650	0.15%
Funding Reserve %	0.5%	NA